Pricing term sheet dated September 27, 2012

to Preliminary Prospectus Supplement dated September 27, 2012

Filed Pursuant to Rule 433

Registration No. 333-169901

REGENCY ENERGY PARTNERS LP

REGENCY ENERGY FINANCE CORP.

5.500% SENIOR NOTES DUE 2023

September 27, 2012

Pricing Supplement

Pricing Supplement dated September 27, 2012 to the Preliminary Prospectus Supplement dated September 27, 2012 (the “Preliminary Prospectus Supplement”), of Regency Energy Partners LP (the “Partnership”) and Regency Energy Finance Corp. (“Finance Corp. and, together with the Partnership, the “Issuers”). This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuers	Regency Energy Partners LP and Regency Energy Finance Corp.

Title of Securities	5.500% Senior Notes due 2023 (the “notes”)

Aggregate Principal Amount	$700,000,000

Gross Proceeds	$700,000,000

Use of Proceeds	The net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, to us from the sale of the notes offered hereby will be approximately $686.5 million, which we will use to repay borrowings outstanding under our revolving credit facility.

Ratings*	B1/BB

Distribution	SEC Registered

Maturity Date	April 15, 2023

Issue Price	100%, plus accrued interest, if any, from October 2, 2012

Coupon	5.500%

Yield to Maturity	5.500%

Spread to Benchmark Treasury	386 basis points

Benchmark Treasury	1.625% TSY due August 15, 2022

Interest Payment Dates	Each April 15 and October 15, commencing April 15, 2013

Record Dates	April 1 and October 1 of each year

Trade Date	September 27, 2012

Settlement Date	October 2, 2012

Optional Redemption

On and after October 15, 2017, the Issuers may redeem all or a portion of the notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the twelve-month period beginning on the years indicated below:

Date                                 Percentage

2017                                 102.750%

2018                                 101.833%

2019                                 100.917%

2020 and thereafter        100.000%

Optional Redemption Based on Equity Proceeds	Up to 35% of outstanding notes at a redemption price of 105.500%, plus accrued and unpaid interest, if any, prior to October 15, 2015

Make-Whole Redemption	Make-whole redemption at Treasury rate plus 50 basis points prior to October 15, 2017

Change of Control	101% plus accrued and unpaid interest, if any

Joint Physical Book-Running Managers	Citigroup Global Markets Inc. and RBS Securities Inc.

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC

Senior Co-Managers	Comerica Securities, Inc. and Natixis Securities Americas LLC

CUSIP Number	75886A AG3

ISIN Number	US75886AAG31

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization

The following table shows our capitalization as of June 30, 2012 on:

•	a consolidated historical basis; and

•

an as adjusted basis to give effect to this offering and the application of the net proceeds therefrom to repay borrowings outstanding under our revolving credit facility as described in “Use of Proceeds.”

You should read our financial statements and notes thereto that are incorporated by reference into this prospectus supplement for additional information regarding our capitalization.

	As of June 30, 2012
	Actual	As Adjusted
(unaudited)	(in thousands)
Cash and cash equivalents	$15,883	$187,383

Total long-term debt:
Revolving credit facility(1)	515,000	—
Senior notes due 2016	165,558	165,558
Senior notes due 2018	600,000	600,000
Senior notes due 2021	500,000	500,000
Notes offered hereby	—	700,000

Total long-term debt	$1,780,558	$1,965,558
Series A convertible redeemable preferred units	72,370	72,370
Partners’ capital:
Common units	3,367,505	3,367,505
General partner interest	328,272	328,272
Accumulated other comprehensive income	1,065	1,065
Noncontrolling interest	43,751	43,751

Total partners’ capital	$3,740,593	$3,740,593

Total capitalization	$5,593,521	$5,778,521

(1)	Effective September 6, 2012, commitments under our revolving credit facility increased to $1.15 billion, with $200 million of availability for letters of credit. As of September 26, 2012, we had approximately $695 million of borrowings outstanding under our revolving credit facility and approximately $496 million of availability.

Ranking

As of June 30, 2012, after giving effect to this offering and the application of the net proceeds therefrom to repay borrowings outstanding under our revolving credit facility as set forth under “Use of Proceeds,” we and the guarantors would have had approximately $1.96 billion in principal amount of senior indebtedness outstanding (including the notes offered hereby), none of which would have ranked senior to the notes. After also giving effect to the increase in our revolving commitments to $1.15 billion, which was effective on September 6, 2012, we would have had approximately $1.15 billion of availability under our revolving credit facility.

The Issuers have filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at 1-877-858-5407.

This communication is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or notices that may appear on this Pricing Supplement below the text of this legend are not applicable to this Pricing Supplement and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.